UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sycamore Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

871206405

(CUSIP Number)

Sunrise Acquisition Corp. (n/k/a Sycamore Networks Solutions, Inc.)

220 Mill Road, Chelmsford, MA 01824

Attention: Michael Reardon

(978) 250-2900

with a copy to

Pepper Hamilton LLP

The New York Times Building

620 Eighth Avenue, 37th Fl.

New York, NY 10018

Attention: James D. Rosener, Esq.

(212) 808-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 871206405	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Sunrise Acquisition Corp. (n/k/a Sycamore Networks Solutions, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 871206405	13D/A	Page 3 of 5 Pages

Introductory Note

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed by Sunrise Acquisition Corp., a Delaware corporation (n/k/a Sycamore Networks Solutions, Inc.) (the “Reporting Person”). On January 31, 2013, the Reporting Person acquired substantially all of the assets of Sycamore Networks, Inc., a Delaware corporation (the “Issuer”) primarily related to or used in the Issuer’s Intelligent Bandwidth Management business pursuant to the terms of the Asset Sale Agreement.

This Amendment amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on November 1, 2012 (the “Schedule 13D”). Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D. Items 3, 4 and 6 of the Schedule 13D are hereby amended to add the additional statements set forth below under the applicable item, and Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 31, 2013, the parties closed the transactions contemplated by the Asset Sale Agreement, and accordingly, pursuant to Section 4 of the Voting Agreements, the Voting Agreements terminated at such time.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 31, 2013, the parties closed the transactions contemplated by the Purchase Agreement, and accordingly, pursuant to Section 4 of the Voting Agreements, the Voting Agreements terminated at such time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) and (b)	As of the date of this Schedule 13D, the Reporting Person does not beneficially own any Common Stock of the Issuer.

(c)	On January 31, 2013, the parties closed the transactions contemplated by the Asset Sale Agreement, and accordingly, pursuant to Section 4 of the Voting Agreements, the Voting Agreements terminated at such time. Except as described in response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by the Reporting Person or any other person named in Schedule I.

(d)	Not applicable.

(e)	On January 31, 2013, the parties closed the transactions contemplated by the Asset Sale Agreement, and accordingly, pursuant to Section 4 of the Voting Agreements, the Voting Agreements terminated at such time.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On January 31, 2013, the parties closed the transactions contemplated by the Asset Sale Agreement, and accordingly, pursuant to Section 4 of the Voting Agreements, the Voting Agreements terminated at such time.

CUSIP No. 871206405	13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 13, 2013	SUNRISE ACQUISITION CORP. (N/K/A SYCAMORE NETWORKS SOLUTIONS, INC.)

/s/ Michael Reardon
	Name:	Michael Reardon
	Title:	Secretary

SCHEDULE I

OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Name	Title	Present Principal Occupation	Business Address
Nick Kaiser	Director	Partner, Marlin Equity Partners	338 Pier Avenue Hermosa Beach, CA 90254
Doug Bayerd	Director	Vice President, Marlin Equity Partners	338 Pier Avenue Hermosa Beach, CA 90254
Robb Warwick	Director	Chief Financial Officer, Marlin Equity Partners	338 Pier Avenue Hermosa Beach, CA 90254
Patrick DiPietro	Director	Operating Partner, Marlin Equity Partners	338 Pier Avenue Hermosa Beach, CA 90254
John B. Scully	Director, President and CEO	President and CEO, Sycamore Networks Solutions, Inc.	220 Mill Road, Chelmsford, MA 01824
Edward Zaval	Director and Vice President	Vice President, Sycamore Networks Solutions, Inc.	220 Mill Road, Chelmsford, MA 01824
John Valentine	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer, Sycamore Networks Solutions, Inc.	220 Mill Road, Chelmsford, MA 01824
Michael Reardon	General Counsel and Secretary	General Counsel and Secretary, Sycamore Networks Solutions, Inc.	220 Mill Road, Chelmsford, MA 01824